Exhibit 23.1

Consent of Ernst & Young LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Insmed Incorporated Amended and Restated 2000 Employee Stock Purchase Plan of our report dated February 10, 2006 (except Note 10, as to which the date is February 28, 2006), with respect to the consolidated financial statements of Insmed Incorporated, and our report dated February 10, 2006, with respect to Insmed Incorporated management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Insmed Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

December 27, 2006